

John Ottman · 2nd

Executive Chairman at Solix Technologies, Inc.,
Chairman and Co-founder at Minds, Inc.

Greater New York City Area · 500+ connections ·

Contact info

 Solix Technologies, Inc.

 Denison University

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Highlights

4 mutual connections
You and John both know Archie (Archil) Cheishvili, Erich Reich, and 2 others

About

Building great companies

Activity

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2,428 followers

 **Take control of your social media Minds Inc #socialmedia...**
John shared this
7 Reactions

 **Good luck Josh!**
John commented

Experience

 **Executive Chairman**
Solix Technologies, Inc.
Mar 2012 – Present · 8 yrs 4 mos
Santa Clara, CA and New York, NY

 **Chairman and Co-founder**
Minds, Inc.
Jan 2012 – Present · 8 yrs 6 mos
Wilton, CT

 **President and CEO**
Application Security, Inc. (acquired by Trustwave Holdings, Inc.)
Sep 2008 – Aug 2011 · 3 yrs

 **Vice President**
IBM, Information Management
Dec 2007 – Sep 2008 · 10 mos

 **President**
Princeton Softech, Inc. (acquired by IBM)
Dec 2006 – Sep 2007 · 10 mos

 **Vice President, Applications on Demand**
IBM
Mar 2005 – Dec 2006 · 1 yr 10 mos

 **Executive Vice President**
Corio, Inc (acquired by IBM)
Dec 1999 – Mar 2005 · 5 yrs 4 mos

 **Group Vice President, Industrial**
Oracle Corporation
1989 – Dec 1999 · 10 yrs

 **Branch Manager**
Wang Laboratories
1982 – 1989 · 7 yrs

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Education

 **Denison University**
1976 – 1980

 **The Hotchkiss School**
1973 – 1976

Skills & Endorsements

Strategy · 84

 Endorsed by **Stewart Borie and 6 others** who are highly skilled at this

 Endorsed by **36 of John's colleagues at IBM**

SaaS · 67

Joeri Kloet and 66 connections have given endorsements for this skill

Enterprise Software · 62

 Endorsed by **Steve Earley and 12 others** who are highly skilled at this

 Endorsed by **22 of John's colleagues at IBM**

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Recommendations

Received (0)   **Given (3)**

 **Clifford Musante**
Consultant - ASC 606 Project at Blackboard
October 17, 2010, John managed Clifford directly

Cliff engineered our most challenging environments, and he earned the trust of our customers.

 **Stephen Cottrell**
Sales Leader- Disruptive Cloud Solutions - Enterprise/Mid-Market/Startups Director of Asia Pacific at Alation
February 24, 2009, John managed Stephen directly

Stephen is a top performer and covers the entire Asia Pacific region. He consistently exceeded his targets.

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Interests

 **Solix Technologies, Inc.**
4,461 followers

 **NASA - National Aeronauti...**
4,420,565 followers

 **Big Data and Analytics**
417,572 members

 **McKinsey & Company**
3,324,981 followers

F **Forbes**
14,085,529 followers

 **Hotchkiss Alumni**
2,110 members

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